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                                                                    EXHIBIT 99.1
SECOND QUARTER REPORT 2000

TO OUR SHAREHOLDERS:

SECOND QUARTER 2000 HIGHLIGHTS
In the second quarter of 2000, AltaRex continued to make advances on multiple fronts. Our clinical development program for OvaRex(TM) MAb is progressing according to plan. Our partnering strategy has led to the completion of two collaborations with leading regional pharmaceutical companies, and additional discussions with potential partners are ongoing. Our intellectual property portfolio has been strengthened with the issuance of two patents. Our platform technology has been presented at a number of prominent scientific conferences. In addition, subsequent to the end of the second quarter, we strengthened our balance sheet with the completion of a public offering for net proceeds of approximately $7.0 million. We are pleased to highlight our results to you in this report.

CLINICAL DEVELOPMENT PROGRAM AND REGISTRATION STRATEGY
The Company's lead product, OvaRex(TM) MAb for ovarian cancer, is entering the final stages of development in preparation for a filing by late 2001 for regulatory approval in the United States, and commercialization in 2002. Filing of the Biologics License Application (BLA) will be based on Fast Track and accelerated review provisions of the United States Food and Drug Administration
(FDA).

Fast Track status is a designation for programs that target an unmet medical need, where there is a critical need for new therapeutic alternatives. There are two populations of ovarian cancer patients where a critical need for new agents exists; one population being patients in the "watchful waiting" period following surgery and chemotherapy, where no agents are approved, and the other population being patients with recurrent disease who have undergone additional chemotherapy.

The Company continues to compile the necessary data regarding the safety and efficacy of OvaRex(TM) MAb in both populations. The Company anticipates having sufficient data to complete filing of a BLA with the FDA by late 2001.

Over 500 ovarian cancer patients have participated in clinical studies to date. Data already presented at key scientific meetings suggest a benign safety profile for OvaRex(TM) MAb, with an increase in time to relapse and prolonged survival. Analysis of these studies will the reported periodically over the next 12 months.

PRESENTATION OF DATA
In the second quarter of 2000, presentations at Immmunology 2000 and the American Society of Clinical Oncology (ASCO) Annual Meeting continue to highlight the Company's technology platform. Importantly, these presentations reflect the growing understanding of the significance of our technology and the value it represents.

In May, AltaRex presented new data at Immunology 2000 (The American Association of Immunologists and the Clinical Immunology Society Meeting) elucidating the mechanism by which the Company believes OvaRex(TM) MAb augments the ability of patients' immune system to attack their cancer. This new experimental data is consistent with observations from the Company's clinical studies, and is reflected in the Company's intellectual property.

Also in May, at the American Society of Clinical Oncology (ASCO) Annual Meeting, Professor Mobus of the University of Ulm (Germany) reported on his long-term follow-up of 49 recurrent ovarian cancer patients who received OvaRex(TM) MAb during early clinical evaluation. OvaRex(TM) MAb patients demonstrated a median survival of 18.5 months compared to an expected median survival of approximately
11.5 months in this population. Prof. Mobus' study highlighted that 6 of the 49 patients were survivors four to eight years following their initial OvaRex(TM) MAb treatment.

A second ASCO presentation focused on safety and immunology results from the Phase I BrevaRex(TM) MAb trial. The antibody was well tolerated and produced the most consistent immune response at a low 2 mg dose level. In June, AltaRex presented new data at the Future Trends in Therapeutic Antibodies conference, further describing our progress in understanding the mechanisms of our therapeutic antibodies and their potential clinical benefit.

INTELLECTUAL PROPERTY PORTFOLIO
The Company's intellectual property portfolio was strengthened with the issuance of a United States patent covering an innovative technique using ultraviolet light to modify antibodies and to enhance certain beneficial immune responses. This composition and method patent complements the issuance during the first quarter of the Company's first patent ("Multi-epitopic" in Australia), which broadly covers the Company's technology platform.


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PARTNERING STRATEGY
In June and July 2000, the Company announced the signing of memoranda of understanding to establish 50:50 joint ventures to commercialize OvaRex(TM) MAb and other AltaRex cancer therapeutics with Genesis Pharma S.A. (in Greece, Turkey, Cyprus and the Balkans) and with Medison Pharma Ltd. (in Israel and the Middle East). Genesis and Medison are among the market leaders in their respective territories and will allow the Company to fully capitalize on the sales potential of our products in those territories.

We continue to engage other pharmaceutical and biotechnology companies in discussions for similar collaborations for our products around the world. Our focus will be to retain, as we have with the Genesis and Medison collaborations, significant control and share of the profits of our products upon commercialization.

COMMON SHARE OFFERING
Subsequent to the end of the second quarter, in August, we announced the completion of an offering of 9,200,000 Common Shares at $0.85 per Common Share. The estimated net proceeds of approximately $7.0 million will be focused on the continued development program for OvaRex(TM) MAb. We are pleased that the majority of this offering was subscribed for by U.S. institutions, indicating an increasing level of interest from an important source of capital for the Company. We are also pleased with the continuing support of existing Canadian investors who know AltaRex well.


FINANCIAL HIGHLIGHTS (IN CANADIAN DOLLARS)
The Company reported a net loss for the quarter of $4.2 million or $0.07 per share compared to net loss of $5.5 million or $0.15 per share for the second quarter of 1999. The net loss for the six months ended June 30, 2000 was $8.1 million compared to a net loss of $10.1 for the six months ending June 30, 1999. The Company's cash and short-term investments as at June 30, 2000 totaled $6.0 million compared with $10.0 million at March 31, 2000 and $7.2 million at December 31, 1999. On August 9, 2000, the Company announced completion of the sale of 9,200,000 Common Shares in a public offering at $0.85 per Common Share, for net proceeds to the Company of approximately $7.0 million.

The decrease in net loss for both the three month and six month periods ending June 30, 2000 when compared to the respective periods of 1999 reflects a decrease in spending in both research and development activities and in general and administrative functions of the Company as a result of operational changes implemented in the fourth quarter of 1999. These changes focused the resources of the Company on the development of OvaRex(TM) MAb in order to reduce net cash burn and conserve capital. The decrease in the net loss per share also reflects the increase in the weighted average number of Common Shares outstanding from 36,921,844 in the second quarter of 1999 to 62,058,898 in the second quarter of 2000. This is primarily the result of the successful public offering of 39,100,000 Common Shares completed in June 1999 that raised $19.5 million.

Revenues for the three months ended June 30, 2000 were $96,068 compared with $174,664 for the same period in 1999. Revenues for the six months ended June 30, 2000 were $187,909 compared to $368,809 for the same period in 1999. The decrease is the result of lower average levels of cash and short-term investments in the respective periods.

Operating expenses for the three months ended June 30, 2000 totaled $4.3 million, as compared with $5.6 million for the same period in 1999, a decrease of $1.3 million. For the six months ended June 30, 2000, operating expenses totaled $8.3 million as compared with $10.5 million for the same period in 1999, a decrease of $2.2 million. Research and development expenses decreased by $0.7 million for the quarter and $1.4 million year-to-date. General and administrative expenses decreased by $0.7 million for the quarter and $0.8 million year-to-date.


/s/ Richard E. Bagley

Richard E. Bagley
President & Chief Executive Officer

This quarterly report contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes", "anticipates", "plans", "intends", "expects" and similar expressions are intended to identify forward looking statements. Such factors include, but are not limited to, the need for capital, changing market conditions, completion of clinical trials, patient enrollment rates, uncertainty of




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preclinical trial results, the establishment of new corporate alliances, the timely development, regulatory approval and market acceptance of the Company's products, proprietary rights, patent protection and other risks detailed from time-to-time in the Company's filings with the United States Securities and Exchange Commission and Canadian securities authorities.



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CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(In Canadian dollars, Unaudited)


                                                THREE MONTHS ENDED             SIX MONTHS ENDED
                                                    JUNE 30,                        JUNE 30,
                                            --------------------------      ------------------------
                                                2000            1999            2000            1999
                                                ----            ----            ----            ----
Revenue  .................................  $    96,068    $   174,664      $   187,909    $    368,809
                                            -----------      ---------      -----------    ------------
Expenses
  Research and  development ..............    2,947,288      3,640,997        5,382,239       6,796,583
  General and  administration ............    1,326,607      1,697,256        2,870,648       3,186,719
  Settlement  costs ......................           --        290,865               --         519,046
                                            -----------     ----------      -----------    ------------
                                              4,273,895      5,629,118        8,252,887      10,502,348
                                            -----------     ----------      -----------    ------------

Net loss  for the  period ................. $(4,177,827)   $(5,454,454)     $(8,064,978)   $(10,133,539)
                                            ===========    ===========      ===========    ============

Net loss per  common  share ............... $     (0.07)   $     (0.15)     $     (0.14)   $      (0.38)
                                            ===========    ===========      ===========    ============

Weighted average number of
  common  shares  outstanding .............  62,058,898     36,921,844       59,105,020      26,773,608
                                            ===========    ===========      ===========    ============


CONDENSED CONSOLIDATED BALANCE SHEET
(In Canadian dollars, Unaudited)

                                                           AS AT JUNE 30,
                                                        2000            1999
                                                        ----            ----
ASSETS
  Cash and cash  equivalents....................    $ 3,201,711     $ 8,374,179
  Short-term investments........................      2,836,137      12,714,329
  Other current  assets.........................        145,466         261,304
  Capital assets, net ..........................        708,763       1,095,422
  Other  assets.................................        389,590         382,965
                                                    -----------     -----------
                                                    $ 7,281,667     $22,828,199
                                                    ===========     ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
  Current  liabilities  .........................   $ 2,618,627     $ 2,440,275
  Deferred  lease credit and other  liabilities..        32,156         224,848
  Shareholders' equity ..........................     4,630,884      20,163,076
                                                    -----------     -----------
                                                    $ 7,281,667     $22,828,199
                                                    ===========     ===========



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CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(In Canadian dollars, Unaudited)

                                                        THREE MONTHS ENDED                    SIX MONTHS ENDED
                                                             JUNE 30,                             JUNE 30,
                                                   ----------------------------         ----------------------------
                                                       2000            1999                2000             1999
                                                       ----            ----                ----             ----

CASH USED IN OPERATING ACTIVITIES
Net loss ........................................  $ (4,177,827)   $ (5,454,454)         (8,064,978)   $ (10,133,539)
Add items not affecting cash:
  Depreciation  and  amortization ...............       125,942         149,567             246,271          298,216
  Amortization  of deferred  lease credit .......        (7,215)        (32,196)            (14,357)         (64,496)
Net change in non-cash working capital
  balances.......................................       176,204         150,566             281,500          437,656
                                                   ------------    ------------           ---------     ------------
                                                     (3,882,896)     (5,186,517)         (7,551,564)      (9,462,163)
                                                   ------------    ------------           ---------     ------------



CASH USED IN INVESTING ACTIVITIES
Purchase  of  capital  assets....................       (15,406)        (22,170)            (20,140)         (47,559)
Maturities and purchases of
      short-term  investments ...................     1,728,610      (6,317,091)          2,041,902       (8,472,597)
                                                   ------------    ------------           ---------     ------------
                                                      1,713,204      (6,339,261)          2,021,762       (8,520,156)
                                                   ------------    ------------           ---------     ------------

CASH PROVIDED BY FINANCING ACTIVITIES
Issue of common shares, net.......................      (74,588)     17,768,252           6,433,317       17,768,252
                                                   ------------    ------------           ---------     ------------
Other.............................................       28,220         120,191             (30,445)           6,558
                                                   ------------    ------------           ---------     ------------
                                                        (46,368)     17,888,443           6,402,872       17,774,810
                                                   ------------    ------------           ---------     ------------

NET INCREASE (DECREASE) IN CASH
   AND CASH EQUIVALENTS                              (2,216,060)      6,362,665             873,070        (207,509)
CASH AND CASH EQUIVALENTS,
  BEGINNING  OF  PERIOD .........................     5,417,771       2,011,514           2,328,641       8,581,688
                                                   ------------    ------------           ---------     ------------
CASH AND CASH EQUIVALENTS,
  END OF  PERIOD ................................   $ 3,201,711     $ 8,374,179         $ 3,201,711      $ 8,374,179
                                                    ===========     ===========         ===========      ===========